SIMPSON THACHER & BARTLETT LLP

A LIMITED LIABILITY PARTNERSHIP

CITYPOINT

ONE ROPEMAKER STREET

LONDON, EC2Y 9HU

+44 (0)20 7275 6500

May 24, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Mary Beth Breslin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE, Mail Stop 3030

Washington, D.C. 20549

U.S.A.

RE:	KASLION Acquisition B.V. Registration Statement on Form F-1 (File No. 333-166128), Filed on April 16, 2010

Ladies and Gentlemen:

On behalf of NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.) (the “Company”), we hereby submit for your review Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”) of the Company, originally filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2010, pursuant to the Securities Act of 1933, as amended. An electronic version of Amendment No. 1 has been concurrently filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. We have enclosed four copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement.

In addition, we are providing the following responses to the comments contained in the comment letter of the staff of the Commission (the “Staff”) to the Company, dated May 13, 2010, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

Form F-1 Facing Page

1.	We note that the registrant’s name on the facing page differs from the name on the prospectus cover and that you intend to convert to a Dutch public company with limited liability. Please tell us:

•	the purpose, process and effect of converting to a public company with limited liability,

•	whether the post-conversion entity currently exists as a matter of law, and

•	whether the conversion process will be complete before the effective date of this registration statement.

Also, please provide us your analysis of whether the post-conversion entity is eligible to use a registration statement filed before the conversion occurred, citing all authority on which you rely.

We respectfully inform the Staff that the registrant’s conversion from a Dutch private company with limited liability (a “B.V.”) to a Dutch public company with limited liability (an “N.V.”) was concluded on May 21, 2010, and, in connection therewith, the registrant’s name was changed to “NXP Semiconductors N.V.” Under Dutch law, the Company remains the same legal entity with a different form.

Prior to its conversion, KASLION Acquisition B.V. was a private company with limited liability. Under Dutch law, a private company with limited liability is required to restrict the ability of shareholders to transfer shares to third parties. In contrast, a public company with limited liability is not required to similarly restrict the transfer of shares by its shareholders. Accordingly, for a U.S. publicly listed company, a public company with limited liability was the more appropriate corporate structure. The Company’s conversion was consummated in order to facilitate the trading of its shares in connection with its anticipated initial public offering.

Prospectus

2.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

We note the Staff’s comment and respectfully inform the Staff that the Company will include an estimate of the price range in a future pre-effective amendment to the Registration Statement.

Artwork

3.	Given the divestiture of your wireless operations in 2008 into the joint venture ST-NXP Wireless and the subsequent sale of your 20% interest in the joint venture in February 2009, tell us why it is appropriate to include reference to those products in your artwork.

We note the Staff’s comment and respectfully submit that the artwork is meant to provide an overview of the products in which the Company’s product solutions are used. Although the Company, on July 28, 2008, contributed the wireless operations from its former Mobile & Personal segment to a joint venture, ST-NXP Wireless, and subsequently sold its interest in the joint venture, a significant number of the Company’s products continue to be used in mobile handsets. The divested operations represent only a subset of the number chips that are included in a mobile handset. After the ST-NXP divestiture, the Company continues to generate approximately 20% of its revenues from mobile handset applications, and some of the mobile handset makers are still among its largest customers. Examples of products we supply that are included in mobile handsets are Speakers (part of our Sound Solutions in Standard Products), interface products, integrated discretes and digital logic. We therefore believe it is appropriate to include a reference to mobile handsets in the Company’s artwork.

Prospectus cover

4.	We note your intention to apply to list your common stock on either the New York Stock Exchange or Nasdaq Global Market. Please advise us as to the status of any application you have made to be listed; if you have not yet made an application, please tell us when you anticipate making an application relative to the date that you will circulate the preliminary prospectus.

We respectfully inform the Staff that the Company intends to make an initial application to list its common stock on the Nasdaq Global Market substantially in advance of the date that it will circulate the preliminary prospectus. The Company has revised the disclosure in the prospectus accordingly.

5.	Please remove disclosure of your bookrunners as it is not material to an investment decision and is more appropriate under the heading “Plan of Distribution.”

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Prospectus Summary, page 1

6.	Your prospectus summary should not include a lengthy description of your business and strategy. Further, we note that nearly identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant, determine how to best highlight those points in clear, plain language and ensure that the amount of detail you include in the summary does not overwhelm the most significant aspects of the offering. Additionally, your summary should be a balanced presentation of the most significant aspects of your offering—not merely a recitation of extensive details regarding the positive aspects of the investment without balancing disclosure. We note, for example, that:

•	you include separately captioned individual paragraphs regarding your strengths and strategy without mention of your weaknesses or risks; and

•	you mention your sales as of December 31, 2009 as well as your competitive manufacturing but do not disclose your losses or decrease in equity for that year;

It is unclear why much of the detail in this section is appropriate for a prospectus summary, particularly since much of that detail is repeated elsewhere in your document, and how your summary disclosure is adequately balanced. Please revise substantially.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

7.	The summary disclosure should not conflict with other disclosure in the filing. For example, you refer to “operational excellence” cited in the fourth bullet point on page 4, which conflicts with the disclosure on page 21 that you have in the past experienced manufacturing difficulties that have given rise to delays in delivery and quality control problems.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus accordingly and also deleted the language referring to “operational excellence”.

Our Strengths, page 2

8.	Please provide us independent, objective support for your statements:

•	in the first sentence regarding your leadership position;

•	in the first bullet point that you have a number one or number two market share position;

•	in the fourth bullet point that you “are the number two worldwide supplier of semiconductors,” and

•	regarding your “rare combination of capabilities” and “rare set of strengths,” as noted at the bottom of page 1 and top of page 2.

Please clearly mark the supporting statements. Further, please revise to disclose the quantitative basis for all claims of leadership position and size of market share here and throughout your filing, where the basis is not clear from the context of the disclosure.

In response to the Staff’s comment, the Company is submitting supplementally to the Staff the supporting information requested. In addition, in response to the Staff’s comment, the Company has revised the disclosure in the prospectus accordingly. Given the amount and complexity of the supporting data, the Company would be happy to make a representative available in person or by phone in order to guide the Staff through the materials. Please contact Mark Hamersma via email at mark.hamersma@nxp.com or via phone at +31-40-272-9222 for a detailed explanation of the supporting materials.

9.	Refer to the fourth bullet point on page 2. Please tell us the objective criteria you used to determine which companies to highlight in your prospectus summary and elsewhere in your filing. Also tell us whether any other companies satisfy those criteria.

We note the Staff’s comment and respectfully inform the Staff that the Company has listed all of its OEM customers that had direct sales in excess of $30 million in 2009, adjusted for the divestment of our television systems and set-top box business lines. In addition, the Company has listed its top four distributors with whom the Company earned in excess of $50 million in sales 2009. The fifth largest distributor was not included because (1) it is a regional distributor and (2) there is a significant gap in terms of sales between the top four distributors and the fifth largest distributor, whose sales were below $30 million. No other companies satisfy those criteria.

Our Redesign Program, page 3

10.	Regarding your projected cost savings presented in the first bullet point, please revise here and elsewhere in your document, as appropriate, to disclose any assumptions on which this figure is based. For example, is the amount of annual savings from the restructured operations based on a specific level of research or manufacturing?

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus to discuss annual savings that have been achieved as of the end of the first quarter of 2010, as opposed to projected cost savings. Accordingly, the figure is no longer based on assumptions.

Our Strategy, page 4

11.	You disclose in the second sentence of the first bullet point that you will be able to outpace market growth. Please revise here and elsewhere in your document, as appropriate, to clarify:

•	what your definition of “market” is;

•	what the level of “market growth” is;

•	for how long and by how much you will be able to outpace market growth; and

•	whether you are referring to growth in sales, revenues, income, or another measure.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Company Information, page 5

12.	Please revise this section to indicate the nature of your relationship with two of your lead underwriters, Morgan Stanley and BofA Merrill Lynch, as described on page 143. To the extent practicable, also quantify their interest in your capital stock.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

13.	With a view toward disclosure, tell us the identities of the funds that make up the “Private Equity Consortium” and their relative percentages of ownership of your capital stock through their interests in the consortium.

We note the Staff’s comment and we respectfully inform the Staff that the Company’s ownership structure is currently being restructured among the members of the Private Equity Consortium and Koninklijke Philips Electronics N.V. (“Philips”). As a result, the Company will include revised disclosure in a future pre-effective amendment to the Registration Statement.

Corporate Structure, page 8

14.	Please clarify the reason for the mark intersecting the line linking private investors to you in the chart on page 8.

We note the Staff’s comment and respectfully submit that the reason for the mark intersecting the line linking private investors to the Company is that the private investors hold an indirect interest in the Company’s capital stock through a holding company structure, while the public investors, Philips and the Management Foundation hold a direct interest in the Company’s capital stock.

The Offering, page 10

15.	Here and in your Use of Proceeds disclosure on page 31, revise to disclose the dollar amount and percentage of the net proceeds of the offering that will be paid to or for the benefit of the underwriters and/or their affiliates.

We note the Staff’s comment and respectfully inform the Staff that the Company currently intends to use the net proceeds from the offering to repay a portion of its long-term indebtedness, which consists of certain notes as described in the prospectus. The selection of which series of notes, the amounts to be repaid within a particular series, the timing of repayment and the particular method by which the Company effects repayment, which could include redemption calls, open market purchases, privately negotiated transactions or tender offers, or some combination thereof, have not yet been determined and will depend, among other things, on market conditions. Accordingly, the Company is unable to determine the dollar amount and percentage of net proceeds of the offering that could be paid to or for the benefit of the underwriters and their affiliates.

In response to the Staff’s comment, the Company has revised the sections “Summary—The Offering” and “Use of Proceeds” to disclose that several underwriters or their affiliates are holders of certain existing notes, which may be repaid with a portion of the net proceeds from the offering and that in light of the amount of existing notes currently held, none of the underwriters and their respective affiliates are expected to receive 5% or more of the expected net proceeds of the offering, other than KKR Capital Markets LLC, which has been appointed underwriter after the initial filing of the Registration Statement, and its affiliates which may receive 5% or more of the expected net proceeds.

Risk Factors, page 12

16.	We note your reference to “such additional risks” in the introductory paragraph in this section. Please revise to remove an implication that you have not disclosed all material risks.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

17.	Add a risk factor that discloses that, as a foreign private issuer:

•	you will not be subject to Exchange Act Section 14’s proxy rules;

•	your officers and directors will not be subject to Exchange Act Section 16’s insider short-swing profit disclosure and recovery regime; and

•	you will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

18.	Add a risk factor that discloses the interest of your underwriters in the proceeds of this offering, as well as their interests in your capital stock, that you discuss in the third and fourth full paragraphs on page 143.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

As our business is global, we . . . are exposed to international business risks, page 15

19.	Provide one or more examples of the countries in which the listed risks are most likely to occur (p. 15).

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Our failure to comply with covenants..., page 16

20.	Please disclose whether you are currently in compliance with your debt covenants.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

We rely on the timely supply of equipment..., page 21

21.	Please clarify whether your disclosure regarding a single source of supply refers to the wafers mentioned on page 93 and expand accordingly.

We note the Staff’s comment and respectfully inform the Staff that the Company is not subject to any material single source of supply risk and the Company has removed references to single source of supply risks from the Registration Statement.

We will be a foreign private issuer..., page 28

22.	Provide one or more examples of how the Netherlands’ corporate governance requirements, on which you intend to rely, differ from the NYSE or NASDAQ Global listing requirements. Include in your disclosure whether the Netherlands’ requirements provide less protection than those required under the NYSE or NASDAQ rules (p. 28).

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Capitalization, page 32

23.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

24.	We see that the “as adjusted” pro forma data in your filing is not complete. We will review this pro forma data once you complete the disclosures.

We note the Staff’s comment and respectfully inform the Staff that the Company will revise the disclosure in a future pre-effective amendment to the Registration Statement.

25.	In this regard, please revise to include a detailed footnote disclosure quantifying each pro forma adjustment, along with an explanation of how each pro forma adjustment was calculated or determined. As part of your revised disclosure, please include all relevant assumptions used in such calculations.

In response to the Staff’s comment, the Company has revised the disclosure to the extent information is currently available. We respectfully inform the Staff that the Company currently intends to use the net proceeds from the offering to repay a portion of its long-term indebtedness, which consists of certain notes as described in the prospectus. The selection of which series of notes, the amounts to be repaid within a particular series, the timing of repayment and the particular method by which the Company effects repayment, which could include redemption calls, open market purchases, privately negotiated transactions or tender offers, or some combination thereof, have not yet been determined and will depend, among other things, on market conditions. Accordingly, the Company is unable to currently quantify the pro forma adjustments.

26.	We note from your disclosure on page 31 that you will use the proceeds from the offering to repay a portion of your outstanding long-term indebtedness. If the repayment will have a significant impact on your financial statements, please consider revising your MD&A disclosure to discuss the effects the repayment transactions could have on your financial position, results of operations or cash flows. Also, if the above repayments could be significant to your financial statements, please tell us your consideration of providing a pro forma consolidated statement of operations (including per share data) for the latest fiscal year presented to reflect any factually supportable repayments of your indebtedness as described on page 31, along with disclosures which clearly explain the assumptions involved. Refer to SAB Topic 1B2 and 3A, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure in the Liquidity and Capital Resources section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” accordingly. However, we respectfully inform the Staff that the Company has not yet selected which series of notes, the amounts to be repaid within a particular series, the timing of repayment and the particular method by which the Company will effect repayment, which could include redemption calls, open market purchases, privately negotiated transactions or tender offers, or some combination thereof, and will depend, among other things, on market conditions. As a result, the Company does not believe that sufficient factually supportable data exists to make probable assumptions necessary to create pro forma statements.

Further, the Company does not believe that pro forma data would fairly reflect what the Company’s financial position would have been due to the substantial discounts at which the debt was trading in 2009. As a result of the trading discounts, the amount of debt that could have been repurchased in 2009 is substantially greater than the amount of debt that we expect to repurchase with the proceeds from this offering. Accordingly, the impact of the proceeds from this offering on interest expense for the year ended 2009 is not reflective of our results of operations after the actual application of the proceeds from this offering to repurchase or redeem debt.

Use of Proceeds, page 31

27.	You disclose in the last sentence of the second paragraph that the selection, amounts, timing, and methods of note repayments “will depend, among other things, on market conditions.” Please disclose the approximate amount currently intended to be used for each debt obligation. If you are reserving the right to change the use of proceeds, revise to include a specific discussion of the contingencies and the alternatives.

We note the Staff’s comment and the Company submits to the Staff that it has not yet selected which series of notes, the amounts to be repaid within a particular series, the timing of repayment and the particular method by which the Company will effect repayment. As a result, the Company is not able to specify the approximate amount intended to be used for each debt obligation. However, in response to the Staff’s comment, the Company has revised the disclosure in the Capitalization table, which reflects certain assumptions with placeholders for the total amount of debt that will be repaid, as well as placeholders for the assumed premiums and accrued interest related thereto.

28.	We note your reference to a tender offer as a method of repaying the notes. Please confirm that any tender offer will comply with Section 14(e) of the Securities Exchange Act of 1934 and Regulation 14E, including the 20-business-day requirement on Rule 14e-1(a).

We note the Staff’s comment and confirm that any tender offer will comply with Section 14(e) of the Securities Exchange Act of 1934 and Regulation 14E, including the 20-business-day requirement on Rule 14e-1(a).

Management’s Discussion and Analysis..., page 39

Tax Incentives for Research..., page 42

29.	Here and elsewhere in your document, as appropriate and to the extent practicable, please quantify the amount of your income subject to the reduced tax rate and how this is affected by the transfer of your sales activities to the Dutch sales entity that you disclose in the third paragraph of this section.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

30.	You disclose in the second sentence of the fourth paragraph that you believe that the long-term effective cash tax rate will be in the range of 12% to 14%. Here and elsewhere in your document, as appropriate, please revise to disclose your basis for this estimate and indicate for how long you expect the tax rate to remain at this rate.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Sales, page 49

31.	We note your discussion in the first paragraph on page 50 regarding decrease in sales. For each applicable period and segment, to the extent practicable, please quantify separately the effect of changes in price and volume.

In response to the Staff’s comment, the Company has revised the disclosure for each applicable period and segment to detail whether decreases or increases in sales are attributable to changes in price and/or volume. In addition, we respectfully submit to the Staff that it is not practicable for the Company to quantify the effect of changes in price and volume separately per segment for each applicable period.

Gross Profit, page 50

32.	Please quantify the effect of the cost reductions on gross profits that you mention in the last sentence of the second paragraph in this section.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Manufacturing Operations, page 56

33.	Refer to the first sentence in this section. Please disclose the duration of your obligations to support the separation of the divested businesses and clarify the manner in which your sales will be limited as they relate to the ongoing operations.

In response to the Staff’s comment, the Company has added the applicable disclosure in the Business section of the Registration Statement.

Liquidity and Capital Resources, page 65

34.	Please clarify the last sentence of the first paragraph on page 65 to specify the periods to which you refer.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Contractual Obligations, page 69

35.	Refer to footnote 1 on page 69. Please tell us your basis for excluding purchase orders from your table.

We note the Staff’s comment and respectfully submit that the Company’s purchase orders entered into in the normal course of business are not generally enforceable obligations against the Company. The Company’s definitive purchase orders are typically issued 30 days prior to the required date of delivery. While they represent legally binding obligations of the Company, they are not enforceable because the Company can cancel delivery at any time prior to delivery without further consequences for the Company. Accordingly, the Company does not consider purchase orders entered into in the normal course of business appropriate disclosure in its Contractual Obligations table. However, in response to the Staff’s comment, the Company has added disclosure regarding its long-term purchase contracts.

Share-based Compensation, page 76

36.	We note from your disclosure here and on page F-67 that during the year ended December 31, 2009 you granted replacement options for deeply out of the money option as well as new options to employees to purchase common stock. For these and all other stock options or equity awards granted during the periods presented in your consolidated statements of operations on page F-4, please tell us whether, at the date of grant, you obtained a contemporaneous or retrospective valuation of your underlying common stock and whether it was performed by an unrelated valuation specialist as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In addition, please revise to disclose the following information related to issuances of equity instruments:

•

Discuss the significant factors considered, assumptions, and methodologies used in determining the fair value of the underlying common stock at each date on which equity instruments were granted. These additional disclosures should include quantitative information regarding your assumptions and the weighting of the valuation methods. You should also address why you believe that the methods and assumptions used were appropriate under the circumstances. In addition, discuss the consideration given to any alternative factors, methodologies and assumptions; and

•

Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined on each underlying common stock, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your ordinary shares up to the filing of the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure accordingly. In addition, we note the Staff’s comment regarding the difference between the estimated IPO price and the fair value determined on each underlying common stock, and the Company respectfully submits that an estimated IPO price has not yet been developed. The Company will revise the disclosure in a future pre-effective amendment to the Registration Statement.

Business, page 78

Our Repositioning, page 82

37.	Please disclose in the second bullet point the reason for your divestment of the wireless business.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

38.	Please revise to clarify how your “application marketing” increases your revenue opportunities.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Our Strategy, pace 83

39.	Please clarify what you mean by “margin mix” in the second sentence on page 84.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

High-Performance Mixed-Signal, page 85

40.	You make various claims of leadership in your table on page 86 and throughout this section. Please provide independent, objective support for these claims and disclose how you measure your position as a leader. In addition, clarify the difference among terms such as “leading franchises,” “clear market leader,” “niche leader,” “a leader,” “leading positions,” “clear market leader,” “leader...to a lesser extent,” and “strong positions” that you use in this section.

In response to the Staff’s comment, the Company is submitting supplementally to the Staff the supporting information requested. In addition, in response to the Staff’s comment, the Company has revised the disclosure in the prospectus accordingly. Given the amount and complexity of the supporting data, the Company would be happy to make a representative available in person or by phone in order to guide the Staff through the materials. Please contact Mark Hamersma via email at mark.hamersma@nxp.com or via phone at +31-40-272-9222 for a detailed explanation of the supporting materials.

41.	Please disclose how you selected the key customers identified in your table on page 86 as well as the key distributors in the sentence immediately following. Also make equivalent disclosure for your table on page 90 and the immediately following sentence.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

42.	Regarding the industry and market statistics that you cite in your document, please tell us:

•	how you confirmed that the data used in your registration statement reflects the most recent available information;

We respectfully inform the Staff that for almost all ABI, iSuppli, Gartner Dataquest and Strategy Analytics data, the data is extracted from on-line databases that provide an overview of the latest available reports per category, and we can confirm that we have used the latest reports available. The only exception is the data with respect to the growth of 32-bit ARM microcontrollers between 2006-2008, which the Company sourced from a published Gartner Dataquest report. With respect to the published report, the Company contacted Gartner Dataquest and confirmed that no new report has been published on this topic subsequent to the sourced report. Such confirmation from Gartner Dataquest is available upon request.

Where data has been updated since the initial filing of the Registration Statement, the Company has revised the disclosure accordingly. In addition, an update of the Strategy Analytics and Datapoint market size data, upon which we rely for certain disclosed market size data, are expected to become available in June 2010 and the Company will revise the applicable disclosure in a future pre-effective amendment to the Registration Statement.

•	whether all of the data is publicly available;

We respectfully inform the Staff that all of the data is available to any member of the public upon payment of an annual subscription fee to the applicable analyst.

•	whether you paid for the compilation of any of the data;

We respectfully inform the Staff that the Company did not pay for the compilation of any of the data. The data was extracted by the Company from the databases and reports the quoted analysts publish for their customers.

•	whether any data was prepared for your use in the registration statement; and

We respectfully inform the Staff that the Company did not commission any analyst to prepare any of the market statistics that are quoted in the Registration Statement.

•	whether the authors of the data consented to your use of such data in the registration statement.

We respectfully inform the Staff that each of the authors of the data consented to the Company’s use of such data in the Registration Statement. Each consent is available upon request.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

We respectfully inform the Staff that the Company was not affiliated with the preparation of any of the externally sourced data.

Sales, Marketing and Customers, page 94

43.	We note your statement that your sales and marketing activities are affected by “certain laws and government regulations.” Please expand your disclosure to provide a description of the material effects of government regulations on your business, identifying the regulatory body. Refer to Item 4.B.8 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Alliances and Investments, page 95

44.	You disclose in the first paragraph on page 96 that payments to SSMC could be significant if your demand for production falls. Please disclose the capacity percentage that would trigger the payment as well as the current capacity that you are using. Also, disclose the amount of payment.

In response to the Staff’s comment regarding the capacity percentage that would trigger the payment and the capacity used, the Company has revised the disclosure accordingly. We note the Staff’s comment regarding the amount of the payment and the Company respectfully submits that this amount is subject to many variables, including the total utilization by the Company and its partner and whether the Company or its partner underutilized their respective entitlement and SSMC’s capacity. As a result, quantifying the amount of the payment is not practicable.

Environmental Regulation, page 98

45.	Regarding your disclosure in the last paragraph of page 98, please disclose the nature of the contamination issues and identify the properties. Refer to Item 8.A.7 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Management, page 101

46.	To the extent that the conversion is completed before the offering is declared effective, please update the introductory paragraph and similar language in this section accordingly.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Management Structure, page 104

47.	Refer to the last full paragraph on page 105. Please expand your disclosure to explain briefly why it is not currently possible for the board to suspend an executive director.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Compensation, page 107

48.	We note that you intend to disclose the annual compensation of your chief executive officer and chairman of the board for the year ended December 31, 2009. Advise us as to whether you have disclosed, or are required to disclose, the annual compensation of your other directors and executive officers on an individual basis under Dutch law for 2009 (p. 108). See Form 20-F Item 6.B.1.

We note the Staff’s comment and respectfully advise the Staff that, in accordance with Dutch law, the Company was a private company with limited liability during the year 2009, which was not required to disclose the annual compensation of its directors and executive officers on an individual basis under Dutch law for the year 2009. The Company has converted into a Dutch public company with limited liability on May 21, 2010, but, as the Company qualifies as a “closed public company with limited liability” under Dutch law, it will not be required to disclose the annual compensation of its directors on an individual basis until it publishes its first annual report after its articles of association have been amended immediately prior to the consummation of this offering. In addition, under Dutch law, as a result of the amendment of its articles of association, the Company will be required to disclose in its annual report the aggregate annual compensation of each executive director in the form of shares or rights to subscribe for shares. For other executive officers and employees of the Company, similar information should be disclosed, but not on an individual basis.

49.	You disclose in the first paragraph that the remuneration of non-executive directors is resolved upon by your stockholder meeting. Please clarify how the stockholders determine the amount of compensation and what alternatives are available to you if the stockholders do not approve the amount of compensation.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Annual Incentive, page 108

50.	Please expand your disclosure to explain why no incentive bonuses were paid in 2009. Further, given that cash incentive awards paid in any year relate to achievements of the preceding financial year, also disclose whether bonuses were earned for achievements in 2009.

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Under Dutch law, the Company is required to disclose the aggregate amount of bonuses in its annual report for the year in which such bonuses are paid. Accordingly, the amount of bonuses will be disclosed in the Company’s annual report for 2010.

Summary Compensation Table, page 110

51.	Please tell us the reason for the proposed entries in your table for directors other than your chairman, given your disclosure in the first paragraph on page 108 that other than your chairman, your directors do not currently receive any compensation.

In response to the Staff’s comment, the Company has removed the disclosure with respect to all directors other than its Chairman and its chief executive officer, who receives compensation with respect to his role as an executive officer, but not as a director.

Corporate Governance, page 110

52.	Disclose whether Dutch law or your articles of association:

•	permits a director to vote on a matter in which he or she has an interest;

•	requires a majority of your directors to be independent;

•	allows shareholders to approve corporate matters by written consent;

•	permits cumulative voting;

•	allows a 5% shareholder access to corporate records; and

•

allows for the issuance of preferred stock or the adoption of other “poison pill” measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares (pp. 110-111).

With regard to the first, third, fourth, fifth and sixth bullets of the Staff’s comment, the Company has revised its disclosure accordingly.

With regard to the Staff’s comment regarding the requirement of a majority of our directors to be independent, we respectfully inform the Staff that, as disclosed under the section “Management—Corporate Governance—The Dutch Corporate Governance Code”, Dutch law does not require the majority of the board to be independent. However, under the Dutch corporate governance code, there is a requirement that the Company either maintains a board of which the majority of the members are independent or explains why it does not do so. In order to comply with the Dutch corporate governance code, we explain why we believe that it is justified that the majority of the members of our board are not independent.

Principal Stockholders, page 117

53.	Disclose the number of your U.S. holders and the percentage of shares held by them (p. 117). See Form 20-F Item 7.A.2.

We note the Staff’s comment and respectfully inform the Staff that the Company’s ownership structure is currently being restructured among the members of the Private Equity Consortium and Philips. As a result, the Company will revise its disclosure in a future pre-effective amendment to the Registration Statement.

54.	We note your disclosure in the last sentence of footnote (1). Please note that we may have further comments after you revise your table. Your revised disclosure should identify the entities that hold an interest in KASLION as well as the individuals that have voting and dispositive control over the shares held by those entities.

We note the Staff’s comment and respectfully submit to the Staff that the Company will revise its disclosure in a future pre-effective amendment to the Registration Statement.

Description of Capital Stock, page 118

Authorized Share Capital, page 118

55.	With a view toward clarified disclosure, please tell us what you mean by “existing” in the last sentence of this section.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Shares Eligible for Future Sale, page 121

56.	Please disclose the number of outstanding shares subject to the lock-up agreements. Please also quantify the number of restricted shares held by non-affiliates that will be eligible for sale under Rule 144 after the expiration of the lock-up period and the number of restricted shares held by affiliates that will be subject to the volume and other restrictions of Rule 144 after that date.

We note the Staff’s comment and respectfully inform the Staff that the Company has not yet made a determination as to the persons that will be subject to lock-up agreements and, therefore, is not in a position to determine the number of outstanding shares subject to the lock-up agreements or to quantify the number of restricted shares held by non-affiliates that will be eligible for sale under Rule 144 after the expiration of the lock-up period and the number of restricted shares held by affiliates that will be subject to the volume and other restrictions of Rule 144 after that date. The Company will revise its disclosure in a future pre-effective amendment to the Registration Statement.

Description of Indebtedness, page 123

Guarantors, page 129

57.	We note that your registration statement filed to exchange the Existing Secured Notes for publicly traded ones does not include NXP Semiconductors Austria GmbH. Please reconcile your disclosure in regards to these notes and the other notes included in that registration statement.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Certain Tax Considerations, page 133

58.	We note from your first sentence that you do not disclose “all aspects of Dutch tax law which could be of relevance to a holder of shares.” Please revise to remove the implication that you have not disclosed all material information, or revise your disclosure as necessary to include a discussion of all material information. Similarly, please revise the heading of your tax disclosure.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Taxation of Dividends, page 137

59.	Refer to the second sentence in this section. Please disclose when a dividend is constructively received.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

60.	Regarding disclosure in the second paragraph of this section, please clarify:

•	which certain dividends are subject to reduced tax rates;

•	why you cannot give assurance regarding your status as a qualified foreign corporation; and

•	what the length of the minimum holding period is.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

61.	Please revise to disclose the conditions you refer to in the second sentence of the first full paragraph on page 138.

The Company respectfully requests the Staff to clarify whether the Staff’s comment is addressed to the second sentence or the third sentence of the referenced paragraph (which appears on page 154 of Amendment No. 1). Assuming the reference was to the third sentence, in response to the Staff’s comment, the Company has revised the disclosure accordingly.

Passive Foreign Investment Company, page 138

62.	Discuss the potential consequences to your U.S. holders should the I.R.S. determine that you are a passive foreign investment company (“PFIC”) for a particular year. In this regard briefly describe the “mark to market” and “QEF” elections that a U.S. holder may take to reduce the adverse consequences of your PFIC status. Further disclose whether you would furnish the information required for a U.S. holder to take the QEF election (p. 138).

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Taxation of Capital Gains, page 138

63.	We note your use of the term “generally” in the first and last sentence of this section. With a view toward disclosure, please tell us why you cannot state the tax implication with certainty.

In response to the Staff’s comment to the first sentence of this section, the Company has revised the disclosure accordingly. In response to the Staff’s comment as to the use of the term “generally” in the last sentence of this section, the Company respectfully submits to the Staff that the general sourcing rule is subject to limited exceptions whose applicability depends on the particular circumstances of individual investors. Therefore, instead of discussing the limited exceptions that, in the Company’s view, are unlikely to apply, the Company believes that the use of the term “generally” is appropriate in this context.

Underwriting, page 140

64.	We note your disclosure in the fourth full paragraph on page 142. Please disclose the amount of transaction fees that were paid to any of the lead underwriters in connection with the separation from Philips in 2006, as well as the other transactions described in the following four paragraphs.

We note the Staff’s comment and respectfully submit that, to our knowledge, the Staff has not previously raised a concern regarding payments made by an issuer to underwriters in connection with transactions that occur more than 180 days before the filing of the issuer’s registration statement. Under FINRA Rule 5110, such payments do not constitute underwriting compensation. Specifically, Rule 5110(d)(1) states, “all items of value received and all arrangements for the future receipt of an item of value by the underwriter…during the period commencing 180 days immediately preceding the required filing date of the registration statement…until the date of effectiveness…will be considered to be underwriting compensation in connection with the offering.” There is, however, one transaction between affiliates of the underwriters and the Company that did occur during the 180 day period preceding the filing of the registration statement, specifically, the execution of the Forward Start Revolving Credit Facility. We note that there is an exclusion from the definition of “item of value” under Rule 5110(c)(3)(B)(ii) for cash compensation for providing a loan or credit facility to an issuer. Accordingly, payments to affiliates of the underwriters in connection with the Forward Start Revolving Credit Facility do not constitute underwriting compensation under the Rule. We also respectfully submit that we do not believe that such disclosure is required by Form F-1 (please see Item 9.B.10 of Form 20-F) or that it would add to an investor’s understanding of the Company.

65.	Given your disclosure in the second and third full paragraphs on page 143, please tell us what consideration you gave to compliance with NASD Rule 2720. We may have further comment.

We note the Staff’s comment and respectfully submit that the Company and the underwriters considered the applicability to the offering of FINRA’s conflict of interest rules set forth in NASD Rule 2720. Pursuant to NASD Rule 2720(f), a conflict of interest exists, among others, if (a) at least five percent of the net offering proceeds, not including underwriting compensation, are intended to be used to reduce or retire the balance of a loan or credit facility extended by, or otherwise directed to, the member, its affiliates and its associated persons, in the aggregate, or (b) the issuer controls, is controlled by, or is under common control with the member or the member’s associated persons.

The Company will disclose in the Underwriting section the amount of notes held by each of the underwriters and their respective affiliates. In light of the amount of existing notes held, none of the underwriters and their respective affiliates are expected to receive 5% or more of the net proceeds of the offering, other than KKR Capital Markets LLC, which has been appointed underwriter after the initial filing of the Registration Statement, and its affiliates which may receive 5% or more of the expected net proceeds.

Affiliates of KKR Capital Markets LLC own (through their investment in KASLION Holding B.V.) in excess of 10% of the Company’s issued and outstanding common stock and hold certain of the existing notes and may receive 5% or more of the expected net proceeds of the offering. Accordingly, the offering will, as disclosed in Amendment No. 1, be conducted in accordance with NASD Rule 2720 and a qualified independent underwriter (“QIU”), as defined in NASD Rule 2720, will participate in the preparation of the registration statement and perform its usual standard of due diligence with respect thereto. Goldman, Sachs & Co. has agreed to act as QIU for this offering.

Where You Can Find More Information, page 148

66.	Plainly state that your Exchange Act reports and other SEC filings will be available through the SEC’s EDGAR system (p. 148).

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

67.	Disclose that, as an Exchange Act reporting company, you will file an Exchange Act annual report on Form 20-F, and interim reports and other documents required pursuant to Dutch law under cover of Form 6-K. Further disclose that, while your Form 20-F annual report for your fiscal year ended December 31, 2010 will be due six months following the end of that year, for fiscal years ending on or after December 15, 2011, you will be required to file your Form 20-F annual report within 120 days after the end of each fiscal year (p. 148). See Release No. 33-8959 (September 23, 1998), 73 FR 58300 (October 6, 2008).

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Index to Combined Financial Statements, page F-1

68.	We note from your disclosure on page 5 that you intend to effect a reverse stock split prior to the consummation of this offering. In this regard, please tell us your consideration of the guidance outlined in FASB ASC 260-10-55-12 and SAB Topic 4:C.

We note the Staff’s comment and respectfully inform the Staff that the ratio for the reverse stock split has not yet been determined and the Company intends to undertake the reverse stock split in June 2010. Accordingly, the Company acknowledges that, upon consummation of the reverse stock split, it will be required to retroactively restate certain financial data and will include revised disclosure in a future pre-effective amendment to the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-3

69.	We note the signature on the audit report included in the registration statement filed in EDGAR is signed by an individual representing the firm and not the accounting firm. Tell us how this is consistent with AU Section 508.08 (i). Discuss any legal requirements in the country where the report was issued, in this case the Netherlands, that mandates that a report be signed by the individual partner.

In response to the Staff’s comment, the auditor has revised the signature on the audit report accordingly.

Note 27. Long-term debt, page F-61

Debt exchange and repurchase, page F-62

70.	We note through a series of transactions during the year-ended December 31, 2009, you reduced total long-term debt by approximately $1.3 billion. Please describe for us in greater detail the transactions that occurred during the second and third quarters of 2009 which reduced overall debt by $517 million and $814 million, respectively. Specify the face value of the notes retired and the cash or other consideration paid in exchange. Please describe the appropriate U.S. GAAP which supports your accounting for the transactions and the resultant gain on extinguishment.

In response to the Staff’s comment regarding greater detail for the transactions that occurred during the second and third quarters of 2009, the following is a detailed list of the transactions that resulted in the overall debt reduction of $1,331 million:

Exchange Offer (in Q2 2009)

•	issuance of $128 million of super priority notes, which consisted of the following:

•	$38 million of euro denominated 10% super priority notes due July 2013 (€29 million face value; $21 million fair value); and

•	$90 million of U.S. dollar denominated 10% super priority notes due July 2013 ($57 million fair value);

•	in exchange for $595 million of notes, which consisted of the following:

•	$153 million of U.S. dollar denominated floating rate senior secured notes due October 2013;

•	$86 million of euro denominated floating rate senior secured notes due October 2013 (€64 million face value);

•	$22 million of U.S. dollar denominated 7 7/8% senior secured notes due October 2014;

•	$90 million of euro denominated 8 5/8% senior notes due October 2015 (€67 million face value); and

•	$244 million of U.S. dollar denominated 9 1/2% senior notes due October 2015.

The exchange offer reduced the face value of the Company’s total debt by $467 million and the fair value by $517 million.

Tender Offer (in Q3 2009)

•	payment of $218 million of cash

•	in exchange for $520 million of notes, which consisted the following:

•	$122 million of U.S. dollar denominated floating rate senior secured notes due October 2013;

•	$131 million of euro denominated floating rate senior secured notes due October 2013 (€93 million face value);

•	$105 million of U.S. dollar denominated 7 7/8% senior secured notes due October 2014;

•	$104 million of euro denominated 8 5/8% senior notes due October 2015 (€74 million face value); and

•	$58 million of U.S. dollar denominated 9 1/2% senior notes due October 2015.

The tender offer reduced the Company’s total debt by $520 million. The face value and the fair value of the debt reduction were the same for the tender offer.

Private Transactions (in Q3 2009)

•	payment of $68 million of cash

•	issuance of $131 million of super priority notes, which consisted entirely of U.S. dollar denominated 10% super priority notes due July 2013 ($102 million fair value);

•	in exchange for $396 million of notes, which consisted the following:

•	$59 million of U.S. dollar denominated floating rate senior secured notes due October 2013;

•	$54 million of U.S. dollar denominated 7 7/8% senior secured notes due October 2014;

•	$123 million of euro denominated 8 5/8% senior notes due October 2015 (€87 million face value); and

•	$160 million of U.S. dollar denominated 9 1/2% senior notes due October 2015.

The private transactions reduced the face value of the Company’s total debt by $265 million and the fair value by $294 million.

Euro notes transactions effected in the second quarter of 2009 were converted into U.S. dollars at an exchange rate of $1.3401 per €1.00, the exchange rate in effect at the date of the transactions; however, the fair value rates were determined at the end of the second quarter of 2009 and were converted into U.S. dollars at an exchange rate of $1.4075 per €1.00, the exchange rate in effect at the end of the second quarter of 2009. Euro notes transactions effected in the third quarter of 2009 were converted into U.S. dollars at an exchange rate of $1.4075 per €1.00, the exchange rate in effect at the date of the transactions.

In response to the Staff’s comment regarding the appropriate U.S. GAAP which supports its accounting for the transactions and the resultant gain on extinguishment, the Company respectfully submits that, in determining the appropriate accounting for the debt exchange and repurchase transactions, the Company considered the guidance found in ASC 470-60, “Accounting for Troubled Debt Restructurings by Debtors”. Specifically, the Company considered the guidance in ASC 470-60-55-7 through ASC 470-60-55-9, which provides guidance and factors to consider in making determinations regarding whether a debtor is experiencing financial difficulties. The following factors were considered:

•	the debtor is currently in default on any of its debt;

•	the debtor has declared or is in the process of declaring bankruptcy;

•	there is significant doubt as to whether the debtor will continue to be a going concern;

•	currently, the debtor has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange;

•

based on estimates and projections that only encompass the current business capabilities, the debtor forecasts that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity; and

•

absent the current modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor.

In evaluating the above factors and position of the Company at the time of the transaction, the Company weighed the available evidence in determining whether these transactions constituted troubled debt restructurings. The Company concluded these did not constitute troubled debt restructurings, based primarily on:

•	the debt exchange was proactively initiated to reduce principal and interest expense given the opportunity generated from the low market pricing of the Public Debt;

•	the Company was under no direct request or pressure from creditors to restructure the debt; thus, the creditors did not force the Company into the transactions in order to minimize a loss;

•	the Company was making regularly scheduled full interest payments and was not in default on any of the debt; and

•	the transactions were not a wholesale restructuring action involving all of the Company’s debt (i.e. a debt for equity swap or otherwise intended to eliminate the debt).

Thus, although the debt exchange reduced debt principal, in and of itself, the exchange did not restructure the debt such that the Company’s financial position or ability to pay its debt in the long term is significantly different.

A significant factor in the Company’s ability to modify the terms of the debt in a favorable manner was the economic crisis, and was not solely entity specific.

In finally reaching its conclusion whether the transaction constituted a troubled debt restructuring, the Company considered also the guidance given in ASC 470-60-15-12d. As the Company issued new marketable debt in exchange for its debt having a better seniority and having an effective interest rate based on the market price that is at or near the current market interest rates of debt with similar maturity dates and stated interest rates issued by non-troubled debtors, the Company concluded this further supported its conclusion that the transactions were not troubled debt restructurings.

The Company accounted for the exchange and repurchase transactions under ASC 470-50-40. The gain is measured as the excess of the carrying value of the extinguished debt over the fair value of the new super priority notes (in the exchange transactions) or the cash paid (in the repurchase transactions). In measuring the gain, the Company included the impact of any accrued interest on the extinguished debt, in so far as not settled in the transaction with the bondholders, and the unamortized debt issue cost.

The gain resulting from the exchange transaction has been recognized in full in the income statement in accordance with ASC 470-50, as the Company concluded that these transactions constituted an extinguishment of the debt as the exchanges of debt instruments had substantially different terms. The Company reached this conclusion based on the change in cash flows between the old and new bonds differing by more than 10%.

In calculating the fair value of the new debt, the Company took into consideration the guidance provided by ASC 820 regarding fair value measurements. The Company concluded that no level 1 inputs were available. However, level 2 inputs in the form of other observable inputs were available through the average quotation of the Existing Notes three weeks prior to the launch. Based on the prices for the Existing Notes and the offered exchange ratios, the Company has calculated a fair value for both the USD and Euro Super Priority Notes. For the repurchased notes, the gain has been calculated as the difference between the net carrying amount of the repurchased debt and the cash paid to extinguish it.

In calculating the gain on the transactions, the Company included a pro rata portion of the unamortized debt issue costs capitalized in 2006. This is in accordance with the guidance given in ASC 470-50-40-2, which refers to the net carrying amount of the extinguished debt.

71.	In this regard, we noted the following:

•	your subsidiary, NXP B.V., has debt instruments that are registered under the U.S. Securities Act,

•	the notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of NXP B.V.’s current and future material wholly owned subsidiaries (“Guarantors”), and

•

NXP B.V. and each Guarantor have granted first priority liens and security interests in all present and future shares of capital stock of (or other ownership or profit interests in) various present and future direct subsidiaries.

Based on these facts, please tell us your consideration of the reporting requirements of Rule 3-10 and Rule 3-16 of Regulation S-X.

We note the Staff’s comment and respectfully inform the Staff that the Company is not a registrant in relation to any securities that are guaranteed by any of its subsidiaries or secured by collateral. Accordingly, we do not believe that Rule 3-10 or Rule 3-16 of Regulation S-X are applicable to the Company.

Note 33. Share-based Compensation, page F-67

72.	Please revise your disclosure to include in the notes to your financial statements the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in your registration statement:

•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;

•	Whether the valuation used to determined the fair value of the equity instruments was contemporaneous or retrospective; and

•	If the valuation specialist was a related party, a statement indicating that fact

See paragraph 179 of the AICPA’s Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

In response to the Staff’s comment, the Company has revised the disclosure accordingly. With regard to the Staff’s comment regarding disclosure for each grant date, the Company respectfully informs the Staff that it had numerous option grants throughout the 12 months preceding the balance sheet date. Accordingly, in response to the Staff’s comment, the Company has included aggregated quarterly disclosure for ease of comprehension.

Note 36. Other financial instruments, derivatives and currency risk, page F-71

73.	We see you indicate herein that changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of sales. Please describe the appropriate U.S. GAAP which supports your income statement presentation of the referenced foreign currency transactions.

We note the Staff’s comment and respectfully inform the Staff that the Company measures accounts receivable and accounts payable positions with a term less than one year at amortized cost. In the rare situations that such positions have a term in excess of one year, these positions are measured at net present value. The Company considers this the best approximation of fair value, and for that reason discloses in its Note 35 that changes in the fair value of foreign currency denominated accounts receivable/payable are recorded in Cost of Sales. The Company has considered the guidance provided in ASC 830-20-35-1a, which reads that translation differences on accounts receivable/payable denominated in a currency other than the functional currency of the entity that holds, these positions are transaction-related gains or losses that must be recorded in net income. The Company believes that Cost of Sales is the appropriate section to report these gains and losses because the underlying assets and liabilities arise as the result of transactions that are either reported as revenues or as goods consumption or other cost of sales within the Company’s gross margin.

Regarding the gains and losses arising on hedging positions of accounts receivable/payable, the Company follows the guidance provided by ASC 815-20-35-1a. This guidance prescribes that changes in the fair value of derivative instruments without a hedging designation must be recorded in income. Although the hedges are related to anticipated transactions and subsequent accounts receivable/payable positions, these hedges are not specific enough to meet the documentation requirements that would allow special hedge accounting by deferring the gains and losses in Other comprehensive income until the period in which the underlying transactions have impacted the income statement. Since these hedging transactions are closely related to the accounts receivable/payable positions for which currency translation gains and losses are reported in Cost of sales, the Company has concluded that also the hedging results must be reported in Cost of sales.

In response to the Staff’s comment, the Company has also revised the disclosure accordingly.

Note 37. Restated segmentation, page F-73

74.	Disclosure of long-lived assets by geographic area should present tangible assets only and should not include intangibles. Please revise your disclosures to comply with FASB ASC 280-10-55-23.

The Company respectfully requests the Staff to clarify whether the Staff’s comment is addressed to Note 37 (Restated segmentation) on page F-73 or Note 3 (Information by segment and main country) on page F-32. Assuming the reference was to Note 3, in response to the Staff’s comment, the Company has revised the disclosure accordingly.

Note 39. Subsequent events, page F-78

75.	We see you indicate on February 8, 2010 Trident completed its acquisition of NXP’s television systems and set-top box business lines and that subsequent to the closing of the acquisition, NXP owns approximately 60% of the outstanding stock of Trident. We also see that NXP will account for its investment in Trident under the equity method. Please specifically tell us why you believe U.S. GAAP supports the use of the equity method of accounting for NXP’s (your) investment in Trident.

We note the Staff’s comment and respectfully inform the Staff that, to determine the method of accounting for NXP’s investment in Trident, the Company considered the following:

•	whether Trident would be a variable interest entity; and

•	if Trident is not a variable interest entity, whether consolidation would be required under the customary provisions for ownership of a majority interest in an entity.

Background to the transaction. On February 8, 2010, the Company sold certain parts of its former Home business segment to Trident, a publicly traded company listed on the NASDAQ, and in return received as consideration:

•

60% of the common stock of Trident. The rights attributable to this common stock, as stipulated in the shareholders agreement, include the ability to exercise certain voting rights at 30% of the Company’s common equity holding. For these rights, the remaining portion must be voted, depending on the matter to be voted, in the same proportion as the other shareholders or as recommended by Trident’s board of directors and approved by the board of director members that are unrelated to the Company. The Company has retained the right to sell 15% of its shareholding in Trident at its own discretion; and

•

the Company purchased for $30 million of newly issued Trident common stock at a premium price of $4,50. However, this has not resulted in the Company’s shareholding exceeding 60% of Trident’s common stock.

Treatment as a variable interest. In the U.S. GAAP consolidation model, the first analysis is an analysis of consolidation under any variable interests the Company has in a particular affiliate. Therefore, the Company first considered whether Trident was to be considered a variable interest entity under ASC 810-10-15. In particular, the Company looked at the scope exception within ASC 810-10-15-17d, and considered that Trident, as a legal entity, meets the definition of a business with inputs, processes and outputs. Trident also was a separate operating business registered on the NASDAQ prior to the transaction with the Company. Accordingly, in reviewing factors 1-4 of the scope exception within ASC 810-10-15-17d, the Company concluded the following:

1.	based on the nature of the transaction and the form of Trident after the transaction, the transaction would not constitute a redesign of the legal entity. The purpose of Trident continues to be to sell semiconductors. Although the Company contributed two additional business lines to Trident and received an equity holding in Trident, this would not be considered a redesign of Trident and thus this scope exception is not met;

2.	as a result of the transaction, Trident is not designed so that substantially all of its activities either involve or are conducted on behalf of the Company. Although the Company receives economic benefit through the 60% common stock holding and is involved in supplying transitional and manufacturing services, this would not constitute “substantially all” of Trident’s services involving the Company or conducted on behalf of the Company;

3.	although the Company now owns 60% of the common equity of Trident, the Company did not provide more than half of the total of the equity, subordinated debt and other forms of subordinated financial support to Trident, based on an analysis of the fair values of the interests in Trident; and

4.	the activities of Trident are not primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Based on the analysis above, the Company concluded that Trident is a legal entity that is deemed to be a business and that none of the conditions in points 1-4 of ASC 810-10-15-17d are met. Given these conclusions, Trident need not be evaluated by the Company to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsections of ASC 810. However, we did then evaluate our investment in Trident under other generally accepted accounting principles.

Treatment as a voting interest. Considering the conclusion reached that Trident is not a variable interest entity with respect to the Company’s interest in Trident, the Company reviewed the guidance in ASC 810-10-65-1 that states that the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule, ownership by one reporting entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation. ASC 810-10-25-2 states that in some instances, the powers of a stockholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the non-controlling stockholder (referred to as non-controlling rights). Those non-controlling rights may have little or no impact on the ability of a stockholder with a majority voting interest to control the investee’s operations or assets, or, alternatively, those rights may be so restrictive as to call into question whether control rests with the majority owner.

The assessment of whether the rights of a non-controlling stockholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances. The framework in which such facts and circumstances are judged shall be based on whether the non-controlling rights, individually or in the aggregate, provide for the non-controlling stockholder to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. Effective participation means the ability to block significant decisions proposed by the investor who has a majority voting interest. That is, control does not rest with the majority owner because the investor with the majority voting interest cannot cause the investee to take an action that is significant in the ordinary course of business if it has been vetoed by the non-controlling stockholder.

In evaluating the rights the Company has in Trident, the Company can vote with its 60% shareholding only on those matters that are deemed to be protective rights in nature. These are change of control transactions, amendments to the articles of association and matters concerning the stockholders agreement, several of which are defined as examples of protective rights in ASC 810-10-25-10. The Company’s participating rights are limited to its 30% voting interest as defined above.

In addition, the Company’s representation on the board of directors and the other committees is structured such that the Company will always be in the minority. Specifically, in Trident’s board of directors, a maximum of four out of the nine directors will be named by the Company, and in the other subcommittees there will be proportional representation. In addition, several of the above major actions of the Company require two-thirds board approval. Therefore, the Company cannot control the activities of Trident in this way.

Item 8. Exhibits.., page II-2

76.	Please tell us where you filed exhibits 4.1, 4.3, 4.4, 4.5, 10.3, and 10.4.

We note the Staff’s comment and respectfully inform the Staff, as indicated in the parantheticals for each exhibit in the table on page II-6 of Amendment No. 1, the Company previously filed, and incorporate by reference, exhibits 4.1, 4.3, 4.4, 4.5 and 10.3, as follows:

Exhibit	Incorporation by Reference
4.1	Filed on April 23, 2007, as Exhibit 4.1 to the Registration Statement on Form F-4 of NXP B.V. (File No. 333-142287).

4.3	Filed on April 23, 2007, as Exhibit 4.2 to the Registration Statement on Form F-4 of NXP B.V. (File No. 333-142287).

4.4	Filed on April 23, 2007, as Exhibit 4.3 to the Registration Statement on Form F-4 of NXP B.V. (File No. 333-142287).

4.5	Filed on April 23, 2007, as Exhibit 4.4 to the Registration Statement on Form F-4 of NXP B.V. (File No. 333-142287).

10.3	Filed on April 23, 2007, as Exhibit 10.1 to the Registration Statement on Form F-4 of NXP B.V. (File No. 333-142287).

Exhibit 10.4, the shareholders’ agreement dated as of March 30, 1999, by and among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd., will be filed by amendment.

77.	Please file, or tell us why you are not required to file, your agreement with Virage Logic for the use of its intellectual property and services mentioned in the first bullet point on page 46 and the registration rights agreement mentioned on page 122.

We note the Staff’s comment and respectfully submit that the Company, in accordance with Regulation S-K, Item 601(b)(10), views the agreement with Virage Logic as immaterial in amount and significance. Accordingly, the Company does not believe it is required to file the agreement as an exhibit. In addition, we respectfully inform the Staff that the Company has not yet entered into the registration rights agreements with its stockholders. However, we will file such agreements in a future pre-effective amendment to the Registration Statement.

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Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Should you have any questions regarding this filing or wish to discuss the above responses, please do not hesitate to contact Nicholas J. Shaw at +44-(0)20-7275-6558, Gil J. Strauss at +44-(0)20-7275-6516 or Wim De Vlieger at +44-(0)20-7275-6154 of Simpson Thacher & Bartlett LLP.

Very truly yours,

/s/ Nicholas J. Shaw

Nicholas J. Shaw

Enclosures

Cc:	Gabriel Eckstein

Kevin Kuhar

Jay Webb